Exhibit 99.1

GDS HOLDINGS LIMITED AND SUBSIDIARIES

Index to Unaudited Condensed Consolidated Financial Statements

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data and per share data, or otherwise noted)

		As of
	Note	December 31, 2018	September 30, 2019
Assets
Current assets
Cash (including RMB552,153 and RMB627,624 of VIES as of December 31, 2018 and September 30, 2019, respectively)	5	2,161,622	5,752,790
Restricted cash (including RMB87 and nil of VIEs as of December 31, 2018 and September 30, 2019, respectively)	5	87	—
Accounts receivable, net of allowance for doubtful accounts (including RMB517,346 and RMB934,380 of VIEs as of December 31, 2018 and September 30, 2019, respectively)	6	536,842	952,184
Value-added-tax ("VAT") recoverable (including RMB39,671 and RMB57,793 of VIEs as of December 31, 2018 and September 30, 2019, respectively)		163,476	247,307
Prepaid expenses (including RMB32,962 and RMB42,813 of VIEs as of December 31, 2018 and September 30, 2019, respectively)		64,843	89,729
Other current assets (including RMB59,499 and RMB43,324 of VIEs as of December 31, 2018 and September 30, 2019, respectively)		110,526	124,002

Total current assets		3,037,396	7,166,012
Property and equipment, net (including RMB3,058,294 and RMB2,965,991 of VIEs as of December 31, 2018 and September 30, 2019, respectively)	7	13,994,945	16,290,301
Intangible assets, net (including RMB181,025 and RMB165,152 of VIEs as of December 31, 2018 and September 30, 2019, respectively)	8	482,492	394,496
Operating lease right-of-use assets (including RMB99,756 of VIEs as of September 30, 2019)	12	—	469,407
Prepaid land use rights, net	9	756,957	774,564
Goodwill		1,751,970	1,751,970
Deferred tax assets (including RMB16,676 and RMB20,417 of VIEs as of December 31, 2018 and September 30, 2019, respectively)		36,974	55,391
Restricted cash (including RMB39,346 and RMB17,415 of VIEs as of December 31, 2018 and September 30, 2019, respectively)	5	123,039	109,049
VAT recoverable (including RMB115,054 and RMB119,187 of VIEs as of December 31, 2018 and September 30, 2019, respectively)		488,526	627,688
Other non-current assets (including RMB81,290 and RMB89,565 of VIEs as of December 31, 2018 and September 30, 2019, respectively)		212,944	364,713

Total assets		20,885,243	28,003,591

Liabilities, Redeemable Preferred Shares and Shareholders' Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings (including RMB235,250 and RMB255,000 of VIEs as of December 31, 2018 and September 30, 2019, respectively)	10	1,283,320	916,596
Accounts payable (including RMB212,698 and RMB255,851 of VIEs as of December 31, 2018 and September 30, 2019, respectively)		1,508,020	1,691,827
Accrued expenses and other payables (including RMB148,945 and RMB194,605 of VIEs as of December 31, 2018 and September 30, 2019, respectively)	11	476,564	697,107
Deferred revenue, current (including RMB54,101 and RMB56,024 of VIEs as of December 31, 2018 and September 30, 2019, respectively)	6	73,077	90,992
Operating lease liabilities, current (including RMB39,963 of VIEs as of September 30, 2019)	12	—	63,719
Finance lease and other financing obligations, current (including RMB96,787 and RMB34,123 of VIEs as of December 31, 2018 and September 30, 2019, respectively)	12	166,898	118,050

Total current liabilities		3,507,879	3,578,291
Long-term borrowings, excluding current portion (including RMB60,000 and RMB20,000 of VIEs as of December 31, 2018 and September 30, 2019, respectively)	10	5,203,708	7,442,030
Convertible bonds payable		2,004,714	2,075,014
Operating lease liabilities, non-current (including RMB67,369 of VIEs as of September 30, 2019)	12	—	379,789
Finance lease and other financing obligations, non-current (including RMB1,068,862 and RMB1,019,697 of VIEs as of December 31, 2018 and September 30, 2019, respectively)	12	4,134,327	4,565,929
Deferred tax liabilities (including RMB69,624 and RMB66,181 of VIEs as of December 31, 2018 and September 30, 2019, respectively)		171,878	160,676
Other long-term liabilities (including RMB10,740 and RMB24,710 of VIEs as of December 31, 2018 and September 30, 2019, respectively)		340,812	350,837

Total liabilities		15,363,318	18,552,566

Redeemable preferred shares (US$0.00005 par value; 150,000 shares authorized, issued and outstanding as of September 30, 2019; Redemption value of RMB1,063,145 as of September 30, 2019; Liquidation value of RMB1,196,656 as of September 30, 2019)	13	—	1,063,145
Shareholders' equity
Ordinary shares (US$0.00005 par value; 2,002,000,000 shares authorized; 939,479,307 and 1,098,292,941 Class A ordinary shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively; 67,590,336 Class B ordinary shares issued and outstanding as of December 31, 2018 and September 30, 2019, respectively)	14	341	394
Additional paid-in capital		7,275,945	10,384,231
Accumulated other comprehensive loss		(139,254)	(43,217)
Accumulated deficit		(1,615,107)	(1,953,528)

Total shareholders' equity		5,521,925	8,387,880

Commitments and contingencies	19

Total liabilities, redeemable preferred shares and shareholders' equity		20,885,243	28,003,591

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data and per share data, or otherwise noted)

		Nine-month periods ended September 30,
	Note	2018	2019
Net revenue	16	1,962,556	2,943,218
Cost of revenue		(1,530,253)	(2,195,215)

Gross profit		432,303	748,003
Operating expenses
Selling and marketing expenses		(78,301)	(90,233)
General and administrative expenses		(238,940)	(290,527)
Research and development expenses		(9,191)	(15,032)

Income from operations		105,871	352,211
Other income (expenses):
Interest income		16,614	42,847
Interest expenses		(451,094)	(724,908)
Foreign currency exchange gain (loss), net		19,979	(5,554)
Government grants		2,702	4,341
Others, net		3,007	4,781

Loss before income taxes		(302,921)	(326,282)
Income tax expenses	17	(4,436)	(12,139)

Net loss		(307,357)	(338,421)
Change in redemption value of redeemable preferred shares		—	(17,760)
Cumulative dividend on preferred shares		—	(26,858)

Net loss attributable to ordinary shareholders		(307,357)	(383,039)

Loss per ordinary share
Basic and diluted	18	(0.31)	(0.35)
Weighted average number of ordinary share outstanding
Basic and diluted	18	986,825,604	1,089,589,663

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except share data and per share data, or otherwise noted)

	Nine-month periods ended September 30,
	2018	2019
Net loss	(307,357)	(338,421)
Other comprehensive income
Foreign currency translation adjustments, net of nil income taxes	58,103	96,037

Comprehensive loss	(249,254)	(242,384)

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN
SHAREHOLDERS' EQUITY

(In thousands, except share data and per share data, or otherwise noted)

		Ordinary Shares			Accumulated other comprehensive loss
				Additional paid-in capital		Accumulated deficit	Total equity
	Note	Number	Amount
Balance at January 1, 2019		1,007,069,643	341	7,275,945	(139,254)	(1,615,107)	5,521,925
Loss for the period		—	—	—	—	(338,421)	(338,421)
Other comprehensive income		—	—	—	96,037	—	96,037

Total comprehensive loss		—	—	—	96,037	(338,421)	(242,384)

Issuance of ordinary shares	14	109,850,744	37	2,982,205	—	—	2,982,242
Shares surrendered		(6)	—	—	—	—	—
Shares issued to depository bank	18	48,962,896	16	(16)	—	—	—
Accrual of preferred shares dividends	13	—	—	(26,858)	—	—	(26,858)
Change in redemption value of redeemable preferred shares		—	—	(17,760)	—	—	(17,760)
Share-based compensation	15	—	—	114,820	—	—	114,820
Exercise of share options	15	9,547,528	—	50,105	—	—	50,105
Vesting of restricted shares	15	8,885,120	—	—	—	—	—
Settlement of liability-classified restricted shares award	15	181,264	—	5,790	—	—	5,790
Settlement of share options and restricted share awards with shares held by depository bank		(18,613,912)	—	—	—	—	—

Balance at September 30, 2019		1,165,883,277	394	10,384,231	(43,217)	(1,953,528)	8,387,880

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share data and per share data, or otherwise noted)

		Nine-month periods ended September 30,
	Note	2018	2019
Cash flows from operating activities
Net loss		(307,357)	(338,421)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Amortization of debt issuance cost and debt discount		33,223	85,504
Depreciation and amortization		510,908	822,562
Net loss/(gain) on disposal of property and equipment		1,645	(329)
Share-based compensation expense		70,945	114,820
Allowance for doubtful accounts		—	382
Deferred tax benefit		(5,515)	(40,561)
Changes in operating assets and liabilities, net of effect of acquisitions:
Increase of accounts receivable		(245,712)	(415,724)
Increase of VAT recoverable		(113,026)	(222,907)
Increase of prepaid expenses		(26,642)	(22,835)
Decrease of operating lease right-of-use assets		—	46,093
Increase of other current assets		(27,584)	(7,175)
Increase of other non-current assets		(50,007)	(18,605)
Increase of accounts payable		20,505	73,620
Increase of deferred revenue		14,881	33,871
Decrease of operating lease liabilities		—	(41,638)
(Decrease) increase of accrued expenses and other payables		(7,235)	138,827
Increase of other long-term liabilities		6,694	13,839

Net cash (used in) provided by operating activities		(124,277)	221,323

Cash flows from investing activities
Payments for purchase of property and equipment and land use rights		(2,610,389)	(2,433,971)
Cash acquired from the business combinations		466	—
Cash paid for the business combinations		(342,949)	—
Cash paid for the asset acquisitions		(74,367)	(24,113)
Cash paid for equity investments		—	(6,000)
Deposits paid for potential acquisitions		(75,383)	(39,090)
Refund of deposits for potential acquisitions		48,383	6,000
Proceeds from sale of property and equipment		13,897	5,069
Deposits for purchase of land use rights		—	(31,928)

Net cash used in investing activities		(3,040,342)	(2,524,033)

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

		Nine-month periods ended September 30,
	Note	2018	2019
Cash flows from financing activities
Proceeds from short-term borrowings		874,802	279,002
Proceeds from long-term borrowings		2,127,326	4,172,543
Repayment of short-term borrowings		(714,635)	(671,235)
Repayment of long-term borrowings		(554,511)	(1,878,803)
Payment of issuance cost of borrowings		(79,133)	(133,146)
Deposits paid for borrowings		(8,333)	—
Proceeds from a finance institution		—	250,242
Proceeds from exercise of stock options		11,559	52,167
Net proceeds from issuance of convertible bonds		1,867,304	—
Net proceeds from issuance of ordinary shares		1,283,308	2,982,242
Net proceeds from issuance of redeemable preferred shares		—	989,349
Payment of preferred shares dividends		—	(25,014)
Payments under finance lease and other financing obligations		(125,754)	(240,345)
Payment of contingent consideration for acquisition of subsidiaries		(68,727)	(120,079)

Net cash provided by financing activities		4,613,206	5,656,923
Effect of exchange rate changes on cash and restricted cash		211,181	222,878

Net increase in cash and restricted cash		1,659,768	3,577,091
Cash and restricted cash at beginning of period		1,947,600	2,284,748

Cash and restricted cash at end of period	5	3,607,368	5,861,839

Supplemental disclosures of cash flow information
Interest paid		429,702	597,267
Income tax paid		2,822	10,281
Supplemental disclosures of non-cash investing and financing activities
Payables for purchase of property and equipment and land use rights		660,118	121,290
Purchase of property and equipment through finance leases and other financing arrangement		596,704	755,070
Changes in consideration payable for the acquisition of subsidiaries		210,044	8,000
Settlement of liability-classified restricted share award		4,793	5,790

See accompanying notes to unaudited condensed consolidated financial statements.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share data and per share data, or otherwise noted)

1 BASIS OF PRESENTATION

        The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted as permitted by rules and regulations of the United States Securities and Exchange Commission ("SEC"). The condensed consolidated balance sheet as of December 31, 2018 was derived from the audited consolidated financial statements of GDS Holdings Limited ("GDS Holdings") and its subsidiaries (collectively, "the Company"). The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated balance sheet of the Company as of December 31, 2018 and the related consolidated statements of operations, comprehensive loss, changes in shareholders' equity and cash flows for the year then ended and the related notes to the consolidated financial statements, included in the Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 13, 2019.

        The condensed consolidated financial statements are presented in Renminbi ("RMB"), rounded to the nearest thousand.

        In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2019, and the results of operations and cash flows for the nine-month periods ended September 30, 2018 and 2019, have been made.

        The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, the useful lives of long-lived assets, the fair values of assets acquired and liabilities assumed and the consideration transferred in a business combination, the fair value of the reporting unit for the goodwill impairment test, the allowance for doubtful accounts receivable, the realization of deferred income tax assets, the fair value of share-based compensation awards, the recoverability of long-lived assets, valuation of right-of-use assets and lease liabilities and the fair value of the asset retirement obligation. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the condensed consolidated financial statements.

2 PRINCIPLES OF CONSOLIDATION

        The accompanying condensed consolidated financial statements include the financial statements of GDS Holdings Limited, its subsidiaries and consolidated variable interest entities ("VIEs") and their subsidiaries for which the Company is the primary beneficiary. The VIEs are Beijing Wanguo Chang'an Science and Technology Co., Ltd. ("GDS Beijing") and Shanghai Shu'an Data Services Co., Ltd. ("GDS Shanghai").

        In certain regions of the PRC, the Company's operations are conducted through VIEs to comply with the People's Republic of China ("PRC") laws and regulations, which prohibit foreign investments in companies that are engaged in data center related business in those regions. Individuals acting as

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2 PRINCIPLES OF CONSOLIDATION (Continued)

nominee equity holders hold the legal equity interests of the VIEs on behalf of the Company. The equity holders of the VIEs are the CEO of the Company and his relative.

        Under the terms of the VIE Agreements, the Company has (i) the right to receive service fees on a yearly basis at an amount equivalent to all of the net profits of the VIEs under the exclusive technology license and services agreements when such services are provided; (ii) the right to receive all dividends declared by the VIEs and the right to all undistributed earnings of the VIEs; (iii) the right to receive the residual benefits of the VIEs through its exclusive option to acquire 100% of the equity interests in the VIEs, to the extent permitted under PRC law; and (iv) the right to require each of the shareholder of the VIEs to appoint the PRC citizen(s) as designated by GDS (Shanghai) Investment Co., Ltd. ("GDS Investment"), a subsidiary of the Company, to act as such shareholder's exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of the VIEs requiring shareholder approval, disposing of all or part of the shareholder's equity interest in the VIEs, and appointing directors and executive officers.

        In accordance with Accounting Standards Codification ("ASC") 810-10-25-38A, the Company has a controlling financial interest in the VIEs because the Company has (i) the power to direct activities of the VIEs that most significantly impact the economic performance of the VIEs; and (ii) the obligation to absorb the expected losses and the right to receive expected residual return of the VIEs that could potentially be significant to the VIEs. The terms of the VIE Agreements and the Company's financial support to the VIEs were considered in determining that the Company is the primary beneficiary of the VIEs. Accordingly, the financial statements of the VIEs are consolidated in the Company's consolidated financial statements.

        Under the terms of the VIE Agreements, the VIEs' equity holders have no rights to the net assets nor have the obligations to fund the deficit, and such rights and obligations have been vested to the Company. All of the equity (net assets) or deficits (net liabilities) and net income (loss) of the VIEs are attributed to the Company.

        The Company has been advised by its PRC legal counsel that each of the VIE agreements is valid, binding and enforceable in accordance with its terms and applicable PRC laws and the ownership structure of the VIEs does not violate applicable PRC Laws. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and future PRC laws and regulations. There can be no assurance that the PRC authorities will take a view that is not contrary to or otherwise different. If the current ownership structure of the Company and the VIE Agreements are determined to be in violation of any existing or future PRC laws and regulations, the PRC government could:

  •
  Levy fines on the Company or confiscate income of the Company;

  •
  Revoke or suspend the VIEs' business or operating licenses;

  •
  Discontinue or place restrictions or onerous conditions on VIE's operations;

  •
  Require the Company to discontinue their operations in the PRC;

  •
  Require the Company to undergo a costly and disruptive restructuring;

  •
  Take other regulatory or enforcement actions that could be harmful to the Company's business.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

2 PRINCIPLES OF CONSOLIDATION (Continued)

        The imposition of any of these government actions could result in the termination of the VIE agreements, which would result in the Company losing the (i) ability to direct the activities of the VIEs and (ii) rights to receive substantially all the economic benefits and residual returns from the VIEs and thus result in the deconsolidation of the VIEs in the Company's consolidated financial statements.

        The assets and liabilities of the VIEs and their subsidiaries are presented parenthetically on the face of the condensed consolidated balance sheets. Net revenue, net income, operating, investing and financing cash flows of the VIEs that were included in the Company's condensed consolidated financial statements for the nine-month periods ended September 30, 2018 and 2019 are as follows:

	Nine-month periods ended September 30,
	2018	2019
Net revenue	1,922,345	2,890,985
Net (loss) profit	(32,210)	8,706
Net cash provided by operating activities	450,368	228,867
Net cash used in investing activities	(888,691)	(170,951)
Net cash provided by (used in) financing activities	618,543	(4,463)

        The unrecognized revenue producing assets that are held by the VIEs and their subsidiaries comprise of internally developed software, intellectual property and trademarks which were not recorded on the Company's condensed consolidated balance sheets as they do not meet all the capitalization criteria.

        Costs recognized by the VIEs for outsourcing and other services provided by other consolidated entities within the Company were RMB856,404 and RMB1,486,124 for the nine months ended September 30, 2018 and 2019, respectively.

3 CHANGES IN ACCOUTING POLICIES

        There have been no material changes in the Company's significant accounting policies, other than the adoption of accounting pronouncements below, as compared to the significant accounting policies described in the Company's Annual Report on Form 20-F for the year ended December 31, 2018.

        The Company adopted Accounting Standards Codification ("ASC") 842 Leases on January 1, 2019. The Company applied ASC 842 using a modified retrospective transition method on all leases existing at January 1, 2019, the date of initial application. As a result, the Company was not required to adjust its comparative period financial information for effects of the standard or make the new required lease disclosures for periods before January 1, 2019.

        The Company has elected the package of the transition practical expedients, including (1) not to reassess whether any expired or existing contracts, including land easements that were not previously accounted for as leases, are or contain leases, (2) not to reassess the lease classification for any expired or existing leases, and (3) not to reassess initial direct costs for any existing leases.

        As a practical expedient, the Company has elected that for all leases, where it is the lessee, not to separate non-lease components from lease components and instead to account for all lease and

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

3 CHANGES IN ACCOUTING POLICIES (Continued)

non-lease components associated with each lease as a single lease component. The Company did not elect the practical expedient to use hindsight for leases existing at the adoption date.

        Adoption of the standard had a significant impact on the Company's financial results, including the (1) recognition of new right-of-use ("ROU") assets and liabilities for operating leases; (2) reclassification of intangible assets for favourable leases for operating leases to ROU assets; and (3) de-recognition of other financing obligations and construction in progress for assets under construction in build-to-suit lease arrangements. The adoption of ASC 842 does not have impact to the accumulated deficit of the Company as of January 1, 2019.

        The impact for adoption of ASC 842 to the Company's condensed consolidated balance sheet as of January 1, 2019 is as follows:

	Balances at December 31, 2018	Adjustments due to adoption of ASC 842	Balances at January 1, 2019
Assets
Prepaid expenses	64,843	2,051	66,894
Property and equipment, net	13,994,945	(336,719)	13,658,226
Intangible assets, net	482,492	(44,552)	437,940
Operating lease ROU assets	—	513,961	513,961
Liabilities
Accounts payable	1,508,020	(3,864)	1,504,156
Accrued expenses and other payables	476,564	(13,085)	463,479
Operating lease liabilities, current	—	67,006	67,006
Operating lease liabilities, non-current	—	416,601	416,601
Finance lease and other financing obligations, non-current	4,134,327	(331,917)	3,802,410

        In addition, the account caption of "Capital lease and other financing obligations" was changed to "Finance lease and other financing obligations" upon adoption of ASC 842.

        The accounting policy for leases has been updated as follows in accordance with ASC 842.

Leases

        The Company is a lessee in several noncancellable operating leases and finance leases, primarily for data centers, offices and other equipment. The Company accounts for leases in accordance with ASC 842, Leases. The Company determines if an arrangement is or contains a lease at contract inception.

        If a lease is modified and that modification is not accounted for as a separate contract, the classification of the lease is reassessed as of the effective date of the modification based on its modified terms and conditions and the facts and circumstances as of that date.

        The Company recognizes lease liabilities and ROU assets at lease commencement date. For operating leases, lease liabilities are initially and subsequently measured at the present value of unpaid lease payments at the lease commencement date. For finance leases, the lease liability is initially

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

3 CHANGES IN ACCOUTING POLICIES (Continued)

measured in the same manner and date as for operating leases, and is subsequently measured at amortized cost using the effective-interest method. Since most of the Company's leases do not provide an implicit rate, the Company uses its own incremental borrowing rate on a collateralized basis in determining the present value of unpaid lease payments.

        ROU assets are initially measured at cost, which consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Company. Variable lease payments are excluded from the measurement of ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred.

        For operating leases, the ROU assets are subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

        For finance lease, the ROU assets are subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term unless the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise an option to purchase the underlying asset. In those cases, the ROU assets are amortized over the useful life of the underlying asset. Amortization of the ROU assets are recognized and presented separately from interest expense on the lease liability.

        ROU assets for operating and finance leases are periodically reduced by impairment losses. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment—Overall, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize.

        Operating lease ROU assets are presented as operating lease right-of-use assets on the condensed consolidated balance sheet. The current portion and long-term portion of operating lease liabilities are presented separately as operating lease liabilities, current and operating lease liabilities, non-current on the consolidated balance sheet. Finance lease ROU assets are included in property and equipment. The current portion of finance lease liabilities is included in finance lease and other financing obligations, current (previously named "capital lease and other financing obligations, current" before adoption of ASC 842), and the long-term portion is included in finance lease and other financing obligations, non-current (previous named "capital lease and other financing obligations, non-current" before adoption of ASC 842) on the condensed consolidated balance sheet.

        Certain operating leases contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term. Rental costs associated with building operating leases that are incurred during the construction of leasehold improvements and to otherwise ready the property for the Company's intended use are recognized as rental expenses and are not capitalized.

        Some of the Company's lease arrangements include options to extend the lease. If the Company is reasonably certain to exercise such options, the periods covered by the options are included in the lease term. The depreciable lives of certain fixed assets and leasehold improvements are limited by the expected lease term.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

3 CHANGES IN ACCOUTING POLICIES (Continued)

        The Company has elected not to recognize ROU assets and lease liabilities for short-term leases (i.e. leases that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise).

        The Company records an asset and related financing obligation for the estimated construction costs under build-to-suit lease arrangements where it controls the asset during construction. Upon completion of the construction and commencement of the lease terms, the Company assesses whether these arrangements qualify for sales recognition under the deemed sale-leaseback transaction. If the arrangements do not qualify for sales recognition under the sale-leaseback accounting guidance, the Company continues to be the deemed owner of the build-to-suit assets for financial reporting purposes. The Company keeps the construction costs of the assets on its balance sheet. In addition, lease payments less the portion considered to be interest expense decrease the financing liability.

4 RECENTLY ISSUED ACCOUNTING STANDARDS

        In August 2018, the FASB issued Accounting Standards Update ("ASU") 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force), which clarifies the accounting for implementation costs incurred in a hosting arrangement that is a service contract. Capitalization of these implementation costs are accounted for under the same guidance as implementation costs incurred to develop or obtain internal-use software and recorded as a prepaid asset. These capitalized costs are to be expensed ratably over the hosting arrangement term as operating expenses, along with the service fees. The guidance is effective for periods beginning after December 15, 2019. Early adoption is allowed. The Company does not plan to early adopt this guidance and the adoption of this standard is not expected to have a significant impact on the Company's condensed consolidated financial statements.

        In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which changes the fair value measurement disclosure requirements of ASC 820. Under this ASU, key provisions include new, eliminated and modified disclosure requirements. The guidance is effective for periods beginning after December 15, 2019. Early adoption is allowed. The Company does not plan to early adopt this guidance and the adoption of this standard is not expected to have a significant impact on the Company's condensed consolidated financial statements.

        In January 2017, FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU is to simplify the subsequent measurement of goodwill. The ASU eliminates step 2 from the goodwill impairment test and the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform step 2 of the goodwill impairment test. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. This ASU should be applied on a prospective basis. The amendments in this ASU are effective for the Company for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not plan to early

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

4 RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

adopt this guidance and the adoption of this standard is not expected to have a significant impact on the Company's condensed consolidated financial statements.

        In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments, and issued subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05 and ASU 2019-10. These ASUs require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. These ASUs eliminate the probable initial recognition threshold in current GAAP and, instead, reflect an entity's current estimate of all expected credit losses. The amendments in these ASUs are effective for the Company for its fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The adoption of this standard is not expected to have a significant impact on the Company's condensed consolidated financial statements.

5 CASH AND RESTRICTED CASH

        A reconciliation of cash and restricted cash in the condensed consolidated balance sheets to the amounts in the condensed consolidated statements of cash flows is as follows:

	As at December 31, 2018	As at September 30, 2019
Cash	2,161,622	5,752,790
Restricted cash—current assets	87	—
Restricted cash—non-current assets	123,039	109,049

Total cash and restricted cash shown in the condensed consolidated statements of cash flows	2,284,748	5,861,839

        Restricted cash included in non-current assets was to secure the repayment of long-term bank borrowings and related interests.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

6 CONTRACT BALANCES

Accounts Receivable, Net

        Accounts receivable, net consisted of the following:

	As at December 31, 2018	As at September 30, 2019
Accounts receivable	541,355	954,698
Less: allowance for doubtful accounts	(241)	(606)

Accounts receivable, net	541,114	954,092

Including:
—Current portion	536,842	952,184
—Non-current portion	4,272	1,908

        The Company generally invoices its customers on a monthly or quarterly basis in accordance with the contract terms. Due to the timing difference between the billing and revenue recognition, accounts receivable included an unbilled portion of RMB384,640 and RMB570,419 as of December 31, 2018 and September 30, 2019, respectively.

        As of September 30, 2019, the accounts receivable expected to be received after one year amounted to RMB1,908 were recorded in other non-current assets in the consolidated balance sheet.

        Accounts receivable of RMB365,938 and RMB563,913 was pledged as security for bank loans as of December 31, 2018 and September 30, 2019, respectively.

Deferred Revenue

        The opening and closing balances of the Company's deferred revenue are as following:

Deferred revenue
Beginning balance as of January 1, 2019	73,077
Closing balance as of September 30, 2019	106,948

Increase	33,871

        The difference between the opening and closing balances of the Company's deferred revenue primarily results from the timing difference between the Company's performance obligation and the customer's payment. As of September 30, 2019, the deferred revenue expected to be recognized as revenue after one year amounted to RMB15,956 were recorded in other non-current assets in the consolidated balance sheet. The amounts of revenue recognized during the nine-month period ended September 30, 2019 from the opening deferred revenue balance was RMB54,593.

Remaining performance obligations

        The Company elected to apply the practical expedient that allows the Company not to disclose the remaining performance obligations for variable consideration that is allocated to entirely unsatisfied performance obligations or to a wholly unsatisfied distinct good or service that forms part of a single

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

6 CONTRACT BALANCES (Continued)

obligation. This includes usage-based contracts for certain colocation and managed hosting services for which the variable consideration is allocated entirely to the unsatisfied promised services that form part of the single performance obligation under these contacts.

        As of September 30, 2019, approximately RMB1,488,062 of total revenues and deferred revenues are expected to be recognized in future periods, the majority of which will be recognized over the next three years.

7 PROPERTY AND EQUIPMENT, NET

        Property and equipment consisted of the following:

	As of December 31, 2018	As of September 30, 2019
At cost:
Buildings	4,382,469	5,429,390
Data center equipment	4,225,963	5,163,391
Leasehold improvement	4,239,601	5,478,565
Furniture and office equipment	45,057	53,256
Vehicles	4,086	4,124

	12,897,176	16,128,726
Less: Accumulated depreciation	(1,534,368)	(2,286,384)

	11,362,808	13,842,342
Construction in progress	2,632,137	2,447,959

Property and equipment, net	13,994,945	16,290,301

(1)
The carrying amounts of the Company's property and equipment acquired under finance leases and other financing arrangement at the respective balance sheet dates were as follows:

	As of December 31, 2018	As of September 30, 2019
At cost:
Buildings	4,557,081	5,052,831
Data center equipment	300,960	320,186

	4,858,041	5,373,017
Less: Accumulated depreciation	(287,375)	(432,259)

	4,570,666	4,940,758

(2)
Depreciation of property and equipment (including assets acquired under finance leases and other financing arrangement) was RMB472,703 and RMB759,389 for the nine-month

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

7 PROPERTY AND EQUIPMENT, NET (Continued)

  periods ended September 30, 2018 and 2019, respectively, and included in the following captions:

	Nine-month periods ended September 30,
	2018	2019
Cost of revenue	465,385	751,776
General and administrative expenses	6,890	6,759
Research and development expenses	428	854

	472,703	759,389

(3)
Interest costs that are directly attributable to the construction of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. A reconciliation of total interest costs to "Interest expenses" as reported in the condensed consolidated statements of operations is as follows:

	Nine-month periods ended September 30,
	2018	2019
Total interest costs	518,542	787,007
Less: interest costs capitalized	(67,448)	(62,099)

Interest expenses	451,094	724,908

(4)
Property and equipment with net a book value of RMB1,716,736 and RMB2,299,109 was pledged as security for bank loans as of December 31, 2018 and September 30, 2019, respectively.

(5)
As of December 31, 2018 and September 30, 2019, payables for purchase of property and equipment that are contractually due beyond one year of RMB206,591 and RMB213,830 are recorded in other long-term liabilities in the condensed consolidated balance sheets.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

8 INTANGIBLE ASSETS, NET

        Intangible assets consisted of the following:

	As of December 31, 2018	As of September 30, 2019
Customer relationships	532,322	532,322
Favorable leases	49,500	—
Licenses	6,000	6,000

	587,822	538,322
Less: accumulated amortization	(105,330)	(143,826)

Intangible assets, net	482,492	394,496

        Amortization of intangible assets was RMB37,673 and RMB43,444 for the nine-month periods ended September 30, 2018 and 2019, respectively.

9 PREPAID LAND USE RIGHTS

        Prepaid land use rights consisted of the following:

	As of December 31, 2018	As of September 30, 2019
Prepaid land use rights	765,114	803,253
Less: accumulated amortization	(8,157)	(28,689)

Prepaid land use rights, net	756,957	774,564

        Amortization of prepaid land use rights was RMB532 and RMB19,729 for the nine-month periods ended September 30, 2018 and 2019, respectively.

        Prepaid land use rights with a net book value of RMB13,241 and RMB752,859 were pledged as security for bank loans as of December 31, 2018 and September 30, 2019, respectively.

10 LOANS AND BORROWINGS

        The Company's borrowings consisted of the following:

	As of December 31, 2018	As of September 30, 2019
Short-term borrowings	684,788	296,177
Current portion of long-term borrowings	598,532	620,419

Sub-total	1,283,320	916,596

Long-term borrowings, excluding current portion	5,203,708	7,442,030

Total loans and borrowings	6,487,028	8,358,626

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

10 LOANS AND BORROWINGS (Continued)

Short-term borrowings

        The Company's short-term borrowings consisted of the following:

	As of December 31, 2018	As of September 30, 2019
Unsecured short-term loans and borrowings	30,000	60,000
Secured short-term loans and borrowings	654,788	236,177

	684,788	296,177

        Short-term borrowings were secured by the following assets:

	As of December 31, 2018	As of September 30, 2019
Accounts receivable	18,796	10,626
Property and equipment, net	203,290	—

	222,086	10,626

        The weighted average interest rates of short-term borrowings outstanding as of December 31, 2018 and September 30, 2019 were 7.01% and 5.82% per annum, respectively.

Long-term borrowings

        The Company's long-term borrowings consisted of the following:

	As of December 31, 2018	As of September 30, 2019
Unsecured long-term loans and borrowings	85,250	71,000
Secured long-term loans and borrowings	5,716,990	7,991,449

	5,802,240	8,062,449

        Long-term borrowings were secured by the following assets:

	As of December 31, 2018	As of September 30, 2019
Accounts receivable (Note)	347,142	553,287
Property and equipment, net	1,513,446	2,299,109
Prepaid land use rights, net	13,241	752,859

	1,873,829	3,605,255

Note:
The Company applied accounts receivable generated from certain data center operation as collateral to secure borrowings.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

10 LOANS AND BORROWINGS (Continued)

        The weighted average interest rates of long-term borrowings as of December 31, 2018 and September 30, 2019 were 7.42% and 7.05% per annum, respectively.

        The aggregate maturities of the long-term borrowings for each for the five years and thereafter subsequent to September 30, 2019 are as follows:

Long-term borrowings
Twelve-months ending September 30,
2020	620,419
2021	1,075,970
2022	1,916,326
2023	1,903,732
2024	1,850,560
Thereafter	695,442

8,062,449

        The Company entered into secured loan agreements with various financial institutions for project development and working capital purpose with terms ranging from 1 to 13 years.

        As of September 30, 2019, the Company had total working capital and project financing credit facilities of RMB10,890,352 from various financial institutions, of which the unused amount was RMB2,318,660. As of September 30, 2019, the Company had drawn down RMB8,571,692, of which RMB296,177 was recorded in short-term loans and borrowings and RMB8,062,449 (net of debt issuance costs of RMB213,066) was recorded in long-term loans and borrowings, respectively. Drawdowns from the credit facility are subject to the approval of the banks and are subject to the terms and conditions of each agreement.

        More specifically, the terms of these secured loan facility agreements generally include one or more of the following conditions. If any of the below conditions were to be triggered, the Company could be obligated to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule:

  (i)
  STT Communications Ltd. ceases to, directly or indirectly, own at least 50.1% of the equity interests of STT GDC Pte. Ltd. ("STT GDC");

  (ii)
  STT GDC (a) is not or ceases to, directly or indirectly, be the beneficial owner of at least 25% of the issued share capital of GDS Holdings, or (b) does not or ceases to have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to cast, or control the casting of, at least 25% of the votes that may be cast at a meeting of the board of directors (or similar governing body) of GDS Holdings, or (c) is not or ceases to be the single largest shareholder of GDS Holdings;

  (iii)
  GDS Holdings and GDS Investment are not or cease to be, directly or indirectly, the legal and beneficial owner of 100% of the equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, GDS Investment (in

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

10 LOANS AND BORROWINGS (Continued)

    the case of GDS Holdings), GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries;

  (iv)
  William Wei Huang ceases to, directly or indirectly, own at least 99.9% of the equity interests of and have the power to control GDS Beijing or GDS Suzhou;

  (v)
  GDS Beijing, GDS Suzhou and the relevant borrowing subsidiaries cease to, directly or indirectly, be the legal and beneficial owner of 100% of the equity interests of, and have the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to control, their consolidated subsidiaries;

  (vi)
  there are changes in the shareholding structure of a principal operating subsidiary of GDS Holdings, as defined in the relevant loan facility agreement; and

  (vii)
  the IDC license of GDS Beijing or the borrowing subsidiaries, or the authorization by GDS Beijing to one such subsidiary to operate the data center business and provide IDC services under the auspices of the IDC license held by GDS Beijing, is cancelled or fail to be renewed on or before the expiry date.

        There are certain other events in the loan facility agreements the occurrence of which could obligate GDS Holdings to notify the lender or repay any loans outstanding immediately or on an accelerated repayment schedule, including, among others, if the borrowing subsidiary fails to use the loan in accordance with the use of proceeds as provided in the loan facility agreement, the borrowing subsidiary violates or fails to perform any of its commitments under the loan facility agreement, or if GDS Holdings is delisted before the maturity date under the relevant loan facility agreement. In addition, the terms of these loan agreements include financial covenants that limit certain financial ratios, such as the interest coverage ratio and gross leverage ratio, during the relevant period, as defined in the agreements. The terms of these loan agreements also include cross default provisions which could be triggered if the Company (i) fails to repay any financial indebtedness in an aggregate amount exceeding US$4,500, or, in some cases, RMB50,000, when due or within any originally applicable grace period; (ii) fails to repay any financial indebtedness or perform any of its obligations under any agreement which could have a material adverse effect on its performance of the loan facility agreements; (iii) fails to repay any financial indebtedness raised with any financial institution; or (iv) fails to perform any loan facility agreement with any financial institution which could result in immediate or accelerated repayment of the financial indebtedness or downgrading of the borrowing subsidiary by any credit rating agency administered by the People's Bank of China ("PBOC") in accordance with the regulations promulgated by PBOC governing loan market rating standards. As of September 30, 2019, the Company was in compliance with all of the abovementioned covenants.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

11 ACCRUED EXPENSES AND OTHER PAYABLES

        Accrued expenses and other payables consisted of the following:

	As of December 31, 2018	As of September 30, 2019
Accrued interest expenses	32,902	49,681
Accrued debt issuance costs	618	31,928
Income tax payable	43,898	86,990
Other tax payable	30,663	62,175
Consideration payables for acquisitions	192,367	104,924
Deferred government grants	4,800	4,800
Accrued payroll and welfare benefits	77,134	78,427
Accrued professional fees	32,076	72,284
Amount due to related parties	—	11,984
Other accrued operating expenses	52,618	61,612
Other payables	9,488	132,302

	476,564	697,107

12 LEASE

        The Company enters into lease arrangements primarily for data center spaces, office spaces and equipment. The balances of other financing obligations are all derived from build-to-suit leases.

Build-to-suit leases

        In January and February 2015 and October 2017, the Company entered into lease agreements with third party developer-lessors for the development, construction and the lease of four brand new buildings (the "Shanghai 3 Lease", "Shanghai 4 Lease", "Shanghai 6 Lease" and "Shanghai 7 Lease") in Shanghai, China. In accordance with ASC 840-40-55, the Company determined that it was the owner of the four buildings during the construction period for financial reporting purposes as it had substantially all of the construction period risks based on the maximum guarantee test (without considering probability that the Company having to make the payments). Accordingly, the Company recorded an asset for the estimated incurred construction costs of the project and a liability for those costs funded by the lessor-developer during the construction period.

        The constructions of the buildings in Shanghai 3 Lease, Shanghai 4 Lease and Shanghai 6 Lease by the developer-lessors had completed by December 31, 2018. Upon completion of the construction and commencement of the lease term, the Company assessed and concluded that the arrangements did not qualify for sales recognition under the sale-leaseback accounting guidance, and the Company continued to be the deemed owner of the build-to-suit assets for financial reporting purposes. Accordingly, the Company kept the construction costs of the assets on its balance sheet. In addition, lease payments less the portion considered to be interest expense decrease the financing liability. Upon adoption of ASC 842, the assets and liabilities for these leases recognized under ASC 840 were derecognized and then accounted for as finance leases in accordance with ASC 842 since January 1, 2019.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

12 LEASE (Continued)

        Upon adoption of ASC 842, the Company determined that it does not control the building in Shanghai 7 Lease during the construction period, and derecognized the related assets and liabilities recognized. The construction of the building in Shanghai 7 Lease completed in the nine-month period ended September 30, 2019, and was recognized as a finance lease in accordance with ASC 842 upon completion of the construction and commencement of the lease term.

        In July and August 2018, the Company entered into two lease agreements with a third-party developer-lessor for the development, construction and lease of two brand new buildings (the "Shanghai 12 Lease" and the "Shanghai 13 Lease") in Shanghai, China. The Company paid deposits for the leases to the developer-lessor. Shanghai 12 Lease has an estimated lease term of 15.7 years commencing upon the delivery of the respective completed building to the Company to November 2035. Shanghai 13 Lease has a lease term of 20 years commencing upon the delivery of the respective completed building to the Company. The buildings will be constructed based on the Company's specifications and will not include any interior elements, such as electrical wiring, interior walls, ventilation and air conditioning systems, flooring or normal tenant improvements (referred to as cold-shell buildings). Upon completion of constructions and the delivery of the cold-shell buildings, the Company will convert the buildings into data centers. No rent is paid by the Company during the construction of the buildings. All project hard costs are to be paid by the developer-lessors, including site preparation and construction costs. If the Company terminates the agreements before the construction of the buildings are completed, the Company is obligated to reimburse the developer-lessors for costs incurred during the construction period, including but not limited to project application costs, project design fees, ground preparation and levelling costs. Before adoption of ASC 842, the Company determined that it was the owner of the buildings in Shanghai 12 Lease and Shanghai 13 Lease during the construction period for financial reporting purposes in accordance with ASC 840, as it had substantially all of the construction period risks based on the maximum guarantee test (without considering probability that the Company having to make the payments). Accordingly, the Company recorded an asset for the estimated construction costs incurred of the project and a liability for those costs funded by the lessor-developer during the construction period as of December 31, 2018. Upon adoption of ASC 842, the Company determined that it does not control the buildings in Shanghai 12 Lease and Shanghai 13 Lease during the construction period, and derecognized the related assets and liabilities recognized. As of September 30, 2019, these two buildings were still under construction by the developer-lessor.

Hebei equipment lease

        In July and September 2019, the Company entered into three lease agreements with a third-party lessor for the leases of certain equipment in Hebei, China, in which the underlying assets needs to be constructed. The lessor purchased these underlying assets prior to the lease commencement for the construction based on the Company's specifications and supervision. The Company had the right to obtain the partially constructed underlying assets at any point during the construction period by making a payment to the lessor, so the Company concluded that it controls the underlying assets before the lease commencement in accordance with ASC 842-40-55-5. Accordingly, the Company recorded an asset for the estimated incurred construction costs of the equipment and a liability for those costs funded by the lessor during the construction period. Upon completion of the construction, the

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

12 LEASE (Continued)

Company will assess if the arrangement qualifies for sales recognition under the sale-lease back accounting guidance.

        The components of lease expense, including both amounts recognized in profit or loss and any amounts capitalized as part of the cost of another asset, are as follows:

Nine-month period ended September 30, 2019
Finance lease cost:
—Amortization of ROU assets	162,042
—Interest on lease liabilities	220,963
Operating lease cost	75,133
Short-term lease cost	3,278

Total lease expense	461,416

        Supplemental cash flow information related to leases is as follows:

Nine-month period ended September 30, 2019
Cash paid for amounts included in measurement of lease liabilities:
—Operating cash flows from finance leases	(183,416)
—Operating cash flows from operating leases	(70,525)
—Financing cash flows from finance leases	(247,946)
Non-cash information on lease liabilities arising from obtaining ROU assets
—Finance leases	755,070
—Operating leases	9,366

        Weighted average remaining lease term and weighted average discount rate for leases are as follows:

As of September 30, 2019
Weighted average remaining lease term (years):
—Finance leases	15.5
—Operating leases	12.7
Weighted average discount rate:
—Finance leases	6.87%
—Operating leases	6.33%

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

12 LEASE (Continued)

        Maturities of lease liabilities were as follows:

	As of September 30, 2019
	Finance lease obligations	Other financing obligations	Total of finance lease and other financing obligations	Operating lease obligations	Total
Within 1 year	395,490	22,109	417,599	88,903	506,502
After 1 year but within 2 years	495,711	19,988	515,699	52,227	567,926
After 2 years but within 3 years	378,251	50,197	428,448	43,404	471,852
After 3 years but within 4 years	391,202	47,730	438,932	41,384	480,316
After 4 years but within 5 years	404,461	45,287	449,748	41,122	490,870
After 5 years	5,752,023	118,022	5,870,045	377,008	6,247,053

Total undiscounted lease payments	7,817,138	303,333	8,120,471	644,048	8,764,519
Less: total future interest	(3,311,134)	(85,784)	(3,396,918)	(200,540)	(3,597,458)
Less: estimated construction costs	—	(39,574)	(39,574)	—	(39,574)

Present value of lease obligations	4,506,004	177,975	4,683,979	443,508	5,127,487

Including:
—Current portion			118,050	63,719	181,769
—Non-current portion			4,565,929	379,789	4,945,718

        As of September 30, 2019, the Company has additional leases, primarily for data center buildings, that have not yet commenced with total future lease payments of RMB895,326. These leases are expected to commence between fiscal year 2019 and fiscal year 2020 with lease terms of 1 year to 20 years.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

12 LEASE (Continued)

Disclosures related to periods prior to adoption of the New Accounting Standard for Leases

        The Company's finance lease and other financing obligations as of December 31, 2018 are summarized as follows:

	As of December 31, 2018
	Finance lease obligations	Other financing obligations	Total
Within 1 year	352,524	37,150	389,674
After 1 year but within 2 years	453,891	80,276	534,167
After 2 years but within 3 years	286,468	107,497	393,965
After 3 years but within 4 years	282,627	111,616	394,243
After 4 years but within 5 years	292,481	113,667	406,148
After 5 years	3,926,028	1,878,098	5,804,126

Total undiscounted lease payments	5,594,019	2,328,304	7,922,323
Less: total future interest	(2,300,484)	(1,160,108)	(3,460,592)
Less: estimated construction costs	—	(160,506)	(160,506)

Present value of finance lease and other financing obligations	3,293,535	1,007,690	4,301,225

Including:
—Current portion			166,898
—Non-current portion			4,134,327

        The weighted average effective interest rate of the Company's finance and build-to-suit leases was 6.99% as of December 31, 2018.

        Future minimum operating lease payments as of December 31, 2018 are summarized as follow:

Twelve-months ending December 31,
2019	95,082
2020	69,541
2021	48,072
2022	41,758
2023	40,952
Thereafter	407,070

Total	702,475

        Rental expenses were approximately RMB87,356 for the nine-month period ended September 30, 2018. The Company did not sublease any of its operating leases for the periods presented.

13 REDEEMABLE PREFERRED SHARES

        On March 27, 2019 (the "Issue Date"), GDS Holdings completed its issuance of 150,000 Convertible Preferred Shares to PA Goldilocks Limited at the subscription price of US$1 thousand per share with total consideration of US$150,000.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

13 REDEEMABLE PREFERRED SHARES (Continued)

        The movement of redeemable preferred shares is set out as below:

Redeemable preferred shares
Balance at January 1, 2019	—
Issuance of preferred shares	989,349
Change in redemption value	17,760
Accrual of dividends	26,858
Settlement of dividends	(25,014)
Foreign exchange impact	54,192

Balance at September 30, 2019	1,063,145

Key terms of the convertible preferred shares

Dividends

        The holders of the preferred shares are entitled to receive, in priority to the holders of the ordinary shares, cumulative preferred share dividends which are payable quarterly in arrears on March 15, June 15, September 15 and December 15, commencing on June 15, 2019 (each such payment date being a "Regular Dividend Payment Date"). The dividends are 5.0% per annum of the respective preferred shares Stated Value (i.e. the subscription price of preferred shares plus any accrued dividends that are not paid on Regular Dividend Payment Date) (and shall be adjusted to an amount equal to the ordinary share dividend rate if higher). The dividend rate will increase to 7.0% per annum and further increase by 50 basis points each quarter thereafter if the Company has not redeemed all of the preferred shares outstanding as of the eighth anniversary of the Issue Date. The dividends are computed on a basis of a 360-day year and the actual number of days elapsed. Dividends may, at the option of the Company, be paid in cash only, be paid in cash or in additional preferred shares, or a combination thereof.

Conversion

        The holders of preferred shares have the right to convert any or all of their holdings of preferred shares and any accrued but unpaid dividends into Class A Ordinary Shares based on the conversion rate then in effect.

        In addition, if, at any time beginning on March 15, 2022, (i) the volume-weighted average price ("VWAP") per ADS of the GDS Holdings equals or exceeds US$53.40 (adjusted as according to anti-dilution provisions) for at least 20 trading days in any period of 30 consecutive trading days and (ii) the average daily trading volume of the ADS for such 20 qualifying trading days is at least US$10,000 in the aggregate, at the Company's election, all of the preferred shares then outstanding shall be converted into a number of Class A Ordinary Shares based on the conversion rate then in effect.

        The initial conversion rate is corresponding to a conversion price of US$35.60 per ADS, and will be subject to adjustments for any split, subdivision, combination, consolidation, recapitalization or similar event.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

13 REDEEMABLE PREFERRED SHARES (Continued)

Liquidation preference

        Upon a liquidation, after satisfaction of all liabilities and obligations to creditors of the Company and before any distribution or payment shall be made to holders of ordinary shares, each holder of preferred shares shall be entitled to receive an amount per preferred share equal to the greater of: (1) the Stated Value of preferred shares plus any dividends accumulated but unpaid thereon after the immediately preceding Regular Dividend Payment Date to but excluding the date of liquidation; (2) the payment such holders would have received had such holders, immediately prior to such liquidation converted their preferred shares into Class A Ordinary Shares.

Optional Redemption by the Company

        The preferred shares may be redeemed, in whole or in part, at any time after March 15, 2027, at the option of the Company at a redemption price per share equal to the sum of the Stated Value per preferred share to be redeemed plus an amount per share equal to accrued but unpaid dividends on such preferred shares after the immediately preceding Regular Dividend Payment Date to but excluding the date of redemption.

Repurchase at the Option of the Holder Upon a Fundamental Change

        Upon the occurrence of a Fundamental Change, as defined in the share subscription agreement, each holder of preferred shares shall have the right to require the Company to repurchase all or any portion of such holder's preferred shares at a purchase price per preferred share equal to the greater of

  (i)
  the sum of (x) 100% multiplied by the Stated Value per preferred share plus (y) an amount equal to accrued but unpaid dividends on such preferred share after the immediately preceding Regular Dividend Payment Date to but excluding the date of repurchase, plus (z) solely in the event that such Fundamental Change occurs prior to the third anniversary of the Issue Date, the present value of all undeclared dividends from the date of redemption to, and including, the third anniversary of the Issue Date, in each case, discounted to the date of redemption on the basis of actual days elapsed (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, which is the yield to maturity at the time of computation of United States Treasury securities with a constant maturity, plus 50 basis points, and

  (ii)
  the amount of cash and/or other assets such holder would have received had such holder, immediately prior to the occurrence of such Fundamental Change, converted such preferred shares into Class A Ordinary Shares.

Financing for Redemption of Convertible Preferred Shares

        In the event that any preferred shares remain outstanding from and after the tenth anniversary of the Issue Date, the holders of preferred shares constituting at least 90% of the preferred shares issued as of the Issue Date (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to the preferred shares) shall have the right to require the Company to sell all or a portion of its business and/or to conduct other fundraising or refinancing activities, and use reasonable best efforts to consummate such sale or to issue equity or debt securities (or obtain other

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

13 REDEEMABLE PREFERRED SHARES (Continued)

debt financing) in an amount sufficient to redeem in full in cash, and use best endeavors to as soon as reasonably practicable redeem in full in cash, all of the preferred shares then outstanding at a redemption price per share equal to the sum of the Stated Value per preferred share to be redeemed plus an amount per share equal to accrued but unpaid dividends on such preferred shares after the immediately preceding Regular Dividend Payment Date to but excluding the date of redemption.

Voting rights

        The holders of the preferred shares have voting rights equivalent to the ordinary shareholders on an "if converted" basis. In addition, the Company shall not take certain actions without first obtaining the written consent or affirmative vote at a meeting called for that purpose by holders of at least 75% of the then outstanding preferred shares.

        The Company has classified these preferred shares as mezzanine equity in the condensed consolidated balance sheets since they are contingently redeemable upon a Fundamental Change or liquidation preference provisions that are not solely within the Company's control. The Company evaluated the embedded conversion, call and put options in the preferred shares to determine if they require bifurcation and are accounted for as derivatives, and concluded that there were no embedded derivatives to be bifurcated from the preferred share pursuant to ASC 815. The Company also determined that there was no beneficial conversion feature ("BCF") attributable to the preferred shares because the initial conversion price was higher than the fair value of the Company's ordinary shares.

        The Company incurred issuance cost of US$2,646 for the issuance of such preferred shares, which was treated as an adjustment to the initial value of the redeemable preferred shares. The Company has elected to measure the redeemable preferred shares by recognizing changes in the redemption value immediately as they occur and adjust the carrying amount to equal the redemption value at the end of each reporting period. As a result, such issuance cost is immediately recognized as a change in redemption value and charged against retained earnings or, in the absence of retained earnings, by charges against additional paid-in capital.

14 ORDINARY SHARES

        On March 19, 2019, the Company completed a public offering in which the Company offered and sold 13,731,343 ADSs (or 109,850,744 Class A ordinary shares), including 1,791,044 ADSs (or 14,328,352 Class A ordinary shares) purchased by the underwriters by exercising their option. The Company raised a total of US$444,699 (RMB2,982,242) in proceeds from this public offering, net of underwriting discounts and commissions and other issuance costs.

        As of September 30, 2019, the Company's outstanding share capital consisted of 1,098,292,941 Class A ordinary shares and 67,590,336 Class B ordinary shares.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

15 SHARE-BASED COMPENSATION

Equity Incentive Plans

        The Company adopted the 2014 Equity Incentive Plan ("the 2014 Plan") in July 2014 for the granting of share options to key employees, directors and external consultants in exchange for their services. The total number of shares, which may be issued under the 2014 Plan, is 29,240,000 shares.

        The Company adopted the 2016 Equity Incentive Plan ("the 2016 Plan") in August 2016 for the granting of share options, stock appreciation rights and other stock-based award (collectively referred to as the "Awards") to key employees and directors. The maximum aggregate number of shares which may be subject to Awards under the Plan is 56,707,560 shares, provided, however, that the maximum aggregate number of shares are subject to certain automatic approval mechanism up to 3% of total issued and outstanding shares of the Company.

        A summary of the option activity is as follows:

	Number of options	Weighted average exercise price	Weighted average grant-date fair value per option
		(RMB)	(RMB)
Options outstanding at January 1, 2019	24,779,432	5.3	2.2
Exercised	(9,547,528)	5.4	3.4

Options outstanding at September 30, 2019	15,231,904	5.5	1.8

Options vested and expect to vest at September 30, 2019	15,231,904	5.5	1.8

        The following table summarizes information with respect to stock options outstanding and stock options exercisable as of September 30, 2019:

	Number of options	Weighted average remaining contractual life	Weighted average exercise price
		(years)	(RMB)
Options outstanding and exercisable	15,231,904	1.2	5.5

Settlement of liability-classified restricted shares award

        In March, May and August 2019, the Company issued a total of 181,264 fully vested restricted shares to its directors to settle a portion of their remuneration for services provided by the directors, which had been recorded in general and administrative expenses. The number of restricted shares issued was determined by the fair value of the restricted shares on the date of settlement and the share-settled portion of the liability of RMB5,790. Upon issuance of the shares to settle the obligation, equity is increased by the amount of the liability settled in shares and no additional share-based compensation expense was recorded.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

15 SHARE-BASED COMPENSATION (Continued)

Restricted shares to directors, officers and employees

        In August 2019, the Company granted non-vested restricted shares of 14,314,160 to employees, officers and directors. The restricted share awards contained service and market conditions, or service and performance condition, which are tied to the financial performance of the Company. For restricted shares granted, the value of the restricted shares is determined on the fair value of the grant date, on which all criteria for establishing the grant dates were satisfied. The value of restricted shares subject to service condition attached is recognized as the compensation expense using the graded-vesting method. The value of restricted shares with performance conditions attached is recognized as compensation expense using the graded-vesting method only when the achievement of performance conditions becomes probable.

        A summary of the restricted share activity is as follows:

	Number of Shares	Weighted average grant-date fair value per share
		(RMB)
Unvested at January 1, 2019	29,510,504	9.3
Granted	14,495,424	34.2
Vested	(9,066,384)	9.1
Forfeited	(1,134,456)	9.3

Unvested at September 30, 2019	33,805,088	25.6

        As of September 30, 2019, total unrecognized compensation expense relating to the unvested shares was RMB426,009. The expense is expected to be recognized over a weighted average period of 1.95 years using the graded-vesting attribution method. The Company did not capitalize any of the share-based compensation expenses as part of the cost of any asset for the nine-month periods ended September 30, 2018 and 2019.

        The fair value of the restricted shares granted is estimated on the date of grant using the Monte Carlo simulation model with the following assumptions used.

Grant date:	August 1, 2019
Risk-free rate of return	1.67% - 1.88%
Volatility	63.22%
Expected dividend yield	0.00%
Share price at grant date	US$5.02375
(RMB34.6)
Expected term	1 to 3 years
(1)
Volatility

        Expected volatility is assumed based on the historical volatility of the Company in the period equal to the expected term of each grant.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

15 SHARE-BASED COMPENSATION (Continued)

(2)
Risk-free interest rate

        Risk-free rate equal to the United States Government Treasury Yield Rates for a term equal to the remaining expected term.

(3)
Dividend yield

        The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the restricted shares.

        A summary of share-based compensation expenses for the nine-month periods ended September 30, 2018 and 2019 is as follows:

	Nine-month periods ended September 30,
	2018	2019
Costs of revenue	10,499	28,818
Selling and marketing expenses	16,441	24,963
General and administrative expenses	43,505	59,452
Research and development expenses	500	1,587

Total share-based compensation expenses	70,945	114,820

16 REVENUE

        Net revenue consisted of the following:

	Nine-month periods ended September 30,
	2018	2019
Colocation services	1,471,379	2,366,230
Managed service and others	459,061	568,731

Service revenue	1,930,440	2,934,961
Equipment sales	32,116	8,257

Total	1,962,556	2,943,218

        During the nine-month period ended September 30, 2018, the Company had three customers, which generated over 10% of the Company's total revenues or RMB458,021, RMB383,374 and RMB303,309, respectively. During the nine-month period ended September 30, 2019, the Company had three customers, which generated over 10% of the Company's total revenues or RMB732,097, RMB525,527 and RMB403,369, respectively.

17 INCOME TAX

        The income tax expenses for the nine-month period ended September 30, 2018 and 2019 were RMB4,436 and RMB12,139, respectively.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

17 INCOME TAX (Continued)

        The Company's effective tax rates for the nine-month periods ended September 30, 2018 and 2019 were negative 1.5% and negative 1.9%, respectively. The difference between effective tax rate and the PRC statutory tax rate of 25% was due to valuation allowances on deferred tax assets, mainly related to the net operating losses and other temporary difference generated by certain subsidiaries of the Company.

18 LOSS PER ORDINARY SHARE

        The computation of basic and diluted loss per share is as follows:

	Nine-month periods ended September 30,
	2018	2019
Net loss	(307,357)	(338,421)
Change in redemption value of redeemable preferred shares	—	(17,760)
Cumulative dividend on preferred shares	—	(26,858)

Net loss attributable to ordinary shareholders	(307,357)	(383,039)

Weighted average number of ordinary shares outstanding—basic and diluted	986,825,604	1,089,589,663
Loss per ordinary share—basic and diluted	(0.31)	(0.35)

        In 2017 and 2019, the Company issued 20,000,000 and 48,962,896 ordinary shares, respectively, to its share depository bank which have been and will continue to be used to settle stock option and restricted share awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of loss per ordinary share. Any ordinary shares not used in the settlement of stock option and restricted share awards will be returned to the Company.

        The following securities were excluded from the computation of diluted loss per share because their effect is anti-dilutive. The share options and restricted shares below represented the maximum number of shares to be issued.

	Nine-month periods ended September 30,
	2018	2019
Share options/restricted shares	55,728,624	49,036,992
Convertible bonds payable	46,527,600	46,527,600

Total	102,256,224	95,564,592

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

19 COMMITMENTS

(a)
Capital commitments

        Capital commitments, mainly related to data centers, outstanding at December 31, 2018 and September 30, 2019 not provided for in the condensed consolidated financial statements were as follows:

	As of December 31, 2018	As of September 30, 2019
Contracted for	1,017,325	1,410,707

(b)
Lease commitments

        The Company's lease commitments are disclosed in note 12.

(c)
Litigation contingencies

        In August 2018, the Company and its chief executive officer and chief financial officer were named as defendants in a consolidated class action lawsuit filed in the United States District Court. The complaints in the action allege that the Company's registration statements contained misstatements or omissions regarding its business, operation, and compliance in violation of the U.S. securities laws. As the case remains in its preliminary stage, the likelihood of any unfavorable outcome or any estimate of the amount or range of any potential loss cannot be reasonably estimated at the issuance of this report. The Company accrued legal cost and other related costs of approximately RMB10,609 pertaining to this for the nine-month period ended September 30, 2019.

20 RELATED PARTY TRANSACTIONS

        In addition to the related party information disclosed elsewhere in the condensed consolidated financial statements, the Company did not enter into material related party transactions in the nine-month period ended September 30, 2019.

        In the nine-month periods ended September 30, 2018 and 2019, the related parties of the Company are as follows:

Name of party	Relationship
STT GDC	Principal ordinary shareholder of the Company
CyrusOne Inc.	President and chief executive officer of CyrusOne Inc. is a member of board of director of the Company
STT Singapore DC Pte. Ltd.	Subsidiary of STT GDC
STT DEFU 2 Pte. Ltd.	Subsidiary of STT GDC

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

20 RELATED PARTY TRANSACTIONS (Continued)

Major transactions with related parties

	Nine-month periods ended September 30,
	2018	2019
Commission fee from related parties:
—STT Singapore DC Pte. Ltd.	—	413
—STT DEFU 2 Pte. Ltd.	—	123
—CyrusOne Inc.	54	993

	54	1,529

Major balances with related parties

	As of December 31, 2018	As of September 30, 2019
Amount due from a related party(i):
—CyrusOne Inc.	140	1,132

Amount due to related parties(ii):
—STT DEFU 2 Pte. Ltd.	—	6,351
—STT Singapore DC Pte. Ltd.	—	5,633

	—	11,984

Note:

(i)
Amount due from a related party represents the commission receivable from CyrusOne Inc., which is recorded in accounts receivable.

(ii)
Amount due to related parties represents the service fee received on behalf of the related parties for one of their customers located in China, which is recorded in accrued expenses and other payables.

21 SUBSEQUENT EVENTS

(a)
Acquisition of Guangzhou 6

        In October 2019, the Company consummated an acquisition of all equity interests in a target company, which owns a data center (Guangzhou 6) in Guangzhou, Guangdong province, China, from a third party for an aggregate purchase price of RMB436,338, including contingent considerations of RMB246,272. As of the date of this filing, the Company has not yet completed the fair value assessment of identifiable assets and liabilities assumed.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

21 SUBSEQUENT EVENTS (Continued)

(b)
Acquisition of Huizhou 1

        In November 2019, the Company consummated an acquisition of all equity interests in a project company from third parties for a purchase price of RMB18,000, including contingent considerations of RMB6,000. The data center to be developed by the project company (Huizhou 1) is in Huizhou, Guangdong province, China. As the project company did not meet the definition of a business as of the acquisition date according to ASC 805 Business Combinations, the acquisition is determined to be an asset acquisition.

(c)
Acquisition of land use rights in Kunshan

        In November 2019, the Company entered into an equity purchase agreement to acquire all of the equity interests in a target company, which, together with its subsidiary, owns the land use right of two parcels of land in Kunshan, Jiangsu province, China, from a third party for a purchase price of RMB70,000, subject to adjustment depending on the target company and its subsidiary's financial position on the closing date. The completion of the acquisition is subject to the fulfillment of certain customary closing conditions. As the target company and its subsidiary are not expected to meet the definition of a business as of the acquisition date according to ASC 805 Business Combinations, the acquisition will be an asset acquisiton.

(d)
Acquisition of Beijing 10, 11 and 12

        In December 2019, the Company entered into an equity purchase agreement to acquire all of the equity interests in target companies which own three data centers (Beijing 10, 11 and 12) in Beijing, China, from third parties. The cash consideration is approximately RMB785,105, including contingent considerations of RMB185,000 and subject to adjustment depending on the conditions.

(e)
New loan facilities

        In October 2019, the Company entered into a facility agreement with a third-party bank for a total amount of RMB266,000. The facilities will mature in October 2024, and the interest rate is the aggregate of Loan Prime Rate and 1.25% or 1.90% per annum. The Company could be obligated to prepay any loans outstanding immediately if certain conditions were to be triggered. In addition, the loan facilities contain financial covenants that limit certain financial ratios during the relevant period, as defined in the facility agreement. As of the date of this filing, the Company has drawn down loans of RMB124,550 under such facilities.

        In November 2019, the Company entered into an amendment facility agreement with third-party banks to increase the existing facility amount by an additional RMB193,000. The additional facility will mature in June 2023 and the interest rate on this additional facility is the aggregate of Loan Prime Rate and 1.325% per annum. The Company could be obligated to prepay any loans outstanding immediately if certain conditions were to be triggered. In addition, the loan facility contain financial covenants that limit certain financial ratios during the relevant period, as defined in the facility agreement. As of the date of this filing, the Company has fully drawn down the loans under such additional facility.

GDS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(In thousands, except share data and per share data, or otherwise noted)

21 SUBSEQUENT EVENTS (Continued)

(f)
VIE restructuring

        In November 2019, the Board of Directors of GDS Holdings approved the transfer of ownership of the 100% equity interest of GDS Beijing and GDS Shanghai from William Wei Huang and his relative to a newly established holding company, Shanghai Xinwan Enterprise Management Co., Ltd. ("Management HoldCo"). The entire equity interest in Management HoldCo will be held by a number of management personnel designated by the Board of Directors of GDS Holdings. In conjunction with the transfer of legal ownership, GDS Investment will enter into a series of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai to replace the existing contractual arrangements with GDS Beijing and GDS Shanghai. GDS Holdings will also replace the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. William Wei Huang will act as the Chairman of the board of directors of Management HoldCo, GDS Investment, GDS Beijing and GDS Shanghai and their subsidiaries respectively.

        Upon completion of the VIE restructuring and fulfillment of certain other conditions to effect the amendments to the relevant loan facility agreements, the condition (Note 10 (iv)) will be replaced by "Management HoldCo ceases to, directly or indirectly, own at least 100% of the equity interests of and have the power to control GDS Beijing or GDS Suzhou".

        With the approval from the Board of Directors for the VIE restructuring, the Company has obtained all requisite consents from its lenders for the VIE restructuring pursuant to the relevant facility agreements.